Frontier Fund Management LLC

March 7, 2018

VIA E-MAIL AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Mr. Robert F. Telewicz, Jr.

Re:

Frontier Funds

Frontier Balanced Fund

Frontier Diversified Fund

Frontier Heritage Fund

Frontier Long/Short Commodity Fund

Frontier Masters Fund

Frontier Select Fund

Frontier Winton Fund

Form 10-K

Filed March 31, 2017

File No. 000-51274

Dear Mr. Telewicz:

Frontier Fund Management LLC, the managing owner (the “Managing Owner”) of Frontier Funds (formerly, Equinox Frontier Funds), a Delaware statutory trust (the “Trust”), organized in series (each of the above-referenced series of the Trust, a “Series” and collectively, the “Series”), hereby files, via EDGAR, its response to the comment letter of the Securities and Exchange Commission (the “Commission”), dated February 23, 2018, relating to the Trust’s and each Series’ Form 10-K filed on March 31, 2017 (File No. 000-51274). We have prepared our response with the assistance of our outside legal counsel. As requested, each response is numbered to correspond to the Commission’s comment letter. A copy of this letter has been sent to the Commission via electronic mail.

Financial Statements

Footnotes to Financial Statements

Comment #1

We have considered your responses to our prior comments 2, 4 and 5. Please tell us how your current disclosure provides a series investor with a transparent view of the specific fees being charged on that series, particularly with respect to fees embedded in gains/losses. In your response, explain to us how you have considered the need to provide additional MD&A analysis of these fees in order to achieve this level of transparency.

Securities and Exchange Commission March 7, 2018 Page 2

Response #1

We believe the current disclosure contained in the Form 10-K is compliant with accounting principles generally accepted in the United States and satisfies the applicable requirements of Regulation S-X and Regulation S-K. On an ongoing basis, the Registrant will continue to coordinate with its administrator to comply with all regulatory requirements applicable to the Trust’s and each Series’ financial statements and the accompanying notes.

Moreoever, we believe that all material information about an investment in a Series, including the fees charged to such Series (whether direct or embedded within a swap), are disclosed to prospective and current investors in the relevant Series’ prospectus. As stated in our prior response dated January 29, 2018, we will include additional disclosure in the upcoming Form 10-K, relating to the weighted average management fees for the investments in swaps made by one or more Series, comparable to that included in the prospectus.

We will also continue to review such fees regularly and include disclosure in the MD&A section of the Form 10-K to the extent that we determine that such fees have a material effect on the results of operations.

Securities and Exchange Commission March 7, 2018 Page 3

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (303) 454-5501, or our outside counsel, Timothy Selby of Alston & Bird LLP, at (212) 210-9494.

Sincerely,

/s/ Patrick F. Hart

Patrick F. Hart

Member of the Executive Committee

Cc: Timothy P. Selby, Alston & Bird LLP

Allison A. Muth, Alston & Bird LLP